UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: February 26, 2013

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

News Release

MasterCard and VimpelCom Partner to Offer Mobile Money Globally

Wind and MasterCard deliver the best in class mobile payments to consumers in Italy

To tweet this news, copy and paste [insert bitly of press release] to your Twitter handle with the hashtag #MasterCard and #MobilePayments

BARCELONA, Spain – 26 February 2013 – At Mobile World Congress, MasterCard and VimpelCom today announced a strategic partnership combining MasterCard’s best in class mobile payments technology and solutions with VimpelCom’s globally integrated telecommunications services. The partnership will provide innovative payment solutions to a new generation of customers, both banked and underserved, to VimpelCom’s 212 million customers in 18 countries.

While key markets have been identified for the roll out of mobile money services, a prepaid program in Italy for Wind Italy’s customers, in partnership with CartaLIS. Italy will be the first program to launch in 2013.

Further country and market deployments will leverage the full range of both companies’ complementary solution suites. MasterCard and VimpelCom will bring secure and flexible solutions that answer consumers and merchants’ payment needs wherever they are in the world.

Mikhail Gerchuk, Group Chief Commercial and Strategy Officer of VimpelCom, comments:

“Mobile phones are at the center of peoples’ social and commercial lives. Today, in many of the countries where VimpelCom operates, mobile penetration is much higher than ownership of a bank account. We are pleased to be partnering with MasterCard to deliver innovative and reliable financial services solutions over our mobile networks. We share the vision of providing our existing and future customers with quick, convenient and secure ways to pay locally and remotely. This collaboration will also help us to strengthen our customers’ experience by offering value add services including, but not limited to person to person payments, bill payments and mobile commerce.”

Hany Fam, President Strategic Alliances at MasterCard Europe concludes: “The convergence of the physical and digital worlds is increasingly offering more payment and commercial options along with increased consumer choice and greater convenience. Multiple access devices such as smartphones, laptops, and tablets mean that consumers’ behavior is dramatically evolving worldwide. By partnering with VimpelCom, one of the world’s largest integrated telecommunications services operators, MasterCard is addressing mobile payments that will replace cash in the day-to-day life of millions of people and drive financial inclusion across the globe.”

For a complete list of MasterCard news announcements from Mobile World Congress, please visit (add information – confirming with digital team the link to the MWC Digital Press Kit.)

***

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the timing and scope of the continued partnership between VimpelCom and Mastercard regarding mobile payments technology and solutions. These and other forward-looking statements are based on management’s best assessment of VimpelCom’s position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on VimpelCom. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2011 and other public filings made by VimpelCom with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About MasterCard

MasterCard (NYSE: MA), www.mastercard.com, is a technology company in the global payments industry. We operate the world’s fastest payments processing network, connecting consumers, financial institutions, merchants, governments and businesses in more than 210 countries and territories. MasterCard’s products and solutions make everyday commerce activities – such as shopping, traveling, running a business and managing finances – easier, more secure and more efficient for everyone. Follow us on Twitter @MasterCardNews, join the discussion on the Cashless Conversations Blog and subscribe for the latest news.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 782 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2012 VimpelCom had 212 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contacts:

MasterCard

Media Relations: Corinne Raes corinne_raes@mastercard.com +32 2 352 5237

VimpelCom

Media Relations: Bobby Leach bobby.leach@vimpelcom.com +31 (0)20 799 6407